

November 17, 2014

<u>Via Email</u>
John P. Rochon
Chief Executive Officer
CVSL, Inc.
2400 North Dallas Parkway, Suite 230
Plano, TX 75093

      **Re:    CVSL, Inc.**
            **Amendment No. 7 to Registration Statement on Form S-1**
            **Filed November 10, 2014**
            **File No. 333-196155**

Dear Mr. Rochon:

We have reviewed your registration statement and we have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 7 to Registration Statement on Form S-1 filed November 10, 2014</u>

<u>General</u>

1. We note your response to our comment delivered orally to counsel on November 4, 2014 regarding the potential violation of Section 5 resulting from e-mail communications to potential investors sent by the lead underwriter. In your EDGAR-filed response to this letter, please provide the information about the potential violation that you provided to the staff supplementally, including but not limited to, the factual context, your legal analysis of the issues and your plan of action to address the issues.

<u>Risk Factors, page 13</u>

<u>Risks Related to our Securities and This Offering, page 13</u>

<u>We may have a contingent liability arising out of electronic communications sent to a number of prospective institutional investors by the lead underwriter in this offering, page 13</u>

2. Please disclose in the heading to this risk factor that the e-mail communications giving rise to the contingent liability may constitute potential violations of Section 5 of the Securities Act of 1933, as amended.

3. Regarding Email A and Email B, as defined in the prospectus, please tell us what consideration you have given to including as appendices to the prospectus the complete text of each of these e-mails, accompanied by appropriate corrective disclosure.

4. Please clarify whether the recipients of Email A and Email B have been notified that they may not be permitted to purchase shares in the offering and update your disclosure as necessary.

<u>Financial Statements</u>

5. We note your disclosure on pages 29 and 59 of the potential contingent liability related to a violation of Section 5 of the Securities Act.  Please tell us what consideration you have given to the guidance in ASC 450 for accounting for loss contingencies and the related disclosure requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272, or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Leslie Marlow, Esq.